SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A
CNPJ  02.558.074/0001-73  -  N I R E 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 30, 2006

1. DATE, TIME AND PLACE: October 30, 2006, at 04:40 pm., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Manoel Luiz Ferrão de Amorim – Chairman of the Meeting; Simone Wilches Braga – Secretary of the Meeting.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Substitution of the Executive Vice-Presidente of Marketing and Innovation: The Chairman of the Board of Directors presented to the other directors the letter of resignation signed by Mr. Guilherme Silvério Portela Santos, elected for the office of Executive Vice-President of Marketing and Innovation, by this Board, at a meeting held on May 02, 2006. Following, Mr. Eduardo Aspesi, Brazilian, married, business manager, holder of Identity Card RG nº 7003778136 SSP/RG, enrolled with the CPF/MF under nº 352.847.730-04, resident and domiciled in the Capital of São Paulo State, with business offices at  Av. Roque Petroni Júnior, 1464, 6º andar, lado A, Morumbi, São Paulo – SP, was nominated and elected in substitution for Mr. Guilherme Silvério Portela Santos. The Vice-President herein elected will complete the term of office in course, that is, until the next first meeting of the Board of Directors to be held after the 2009 Annual Shareholders Meeting. It is recorded herein that he declared not to be convicted of any crime provided for by Law which might prevent him from exercising business activities, as well as is eligible to sign the statement required in CVM Instruction no. 367/2002 and that he is undertaken to provide such signed statement upon his signing of the Instrument of Investiture. The Directors have caused it to be recorded in the minutes of the meeting that they thanked Mr. Guilherme Silvério Portela Santos for his excellent and dedicated contribution to the Company.

5. CLOSING OF THE MEETING: Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which after having been read and approved, were signed by the Directors who attended the meeting and by the Secretary of the Meeting, being following transcribed in the proper book.

Signatures: Manoel Luiz Ferrão de Amorim – Chairman of the Board and of the Meeting; Felix Pablo Ivorra Cano; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann; Henri Philippe Reichstul; Rui Manuel de Medeiros D’Espiney Patrício – Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board represented by Mr. Shakhaf Wine and Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano. Simone Wilches Braga – Secretary of the Meeting.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

Simone Wilches Braga
Secretary of the Meeting   OAB/RJ nº 97.249

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.